Exhibit 16.1

Tel: (310) 557-0300 Fax: (310) 557-1777 www.bdo.com	515 S Flower St, 47th Floor Los Angeles, CA 90071

May 9, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Ladies and Gentlemen:

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on May 4, 2022, to be filed by Trilinc Global Impact Fund, LLC. We agree with the statements made in response to that Item insofar as they related to our firm.

Yours truly,

Los Angeles, California

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.